UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On or about April 25, 2018, UroGen Pharma Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Annual Meeting of Shareholders to be held on June 4, 2018 at the offices of the Company at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Notice of the Annual Meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. and Proxy Statement for the Meeting, each dated April 25, 2018.

2.	Proxy card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD.
(Registrant)

Date: April 25, 2018	By:	/s/ Gary S. Titus
	Name:	Gary S. Titus
	Title:	Chief Financial Officer